Exhibit 1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held on July 17, 2008

        Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of IncrediMail Ltd. (the “Company”) that an Extraordinary General Meeting of the shareholders of the Company will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on July 17, 2008, at 03:00 PM Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	TO VOTE ON THE PROPOSAL TO APPROVE a grant to Ms. Tamar Gottlieb, the Chairperson of the board of directors of the Company, of options to purchase 10,000 Ordinary Shares of the Company.

2.	TO VOTE ON THE PROPOSAL TO APPROVE the re-pricing of options to purchase Ordinary Shares previously granted to Mr. Ofer Adler, the Company’s Chief Executive Officer and a member of the board of directors of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

3.	TO VOTE ON THE PROPOSAL TO APPROVE the re-pricing of options to purchase Ordinary Shares previously granted to Mr. Yair M. Zadik, a member of the board of directors of the Company and the audit committee of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

4.	TO VOTE ON THE PROPOSAL TO APPROVE the re-pricing of options to purchase Ordinary Shares previously granted to Ms. Tamar Gottlieb, the Chairperson of the board of directors of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

5.	TO VOTE ON THE PROPOSAL TO APPROVE the re-pricing of options to purchase Ordinary Shares previously granted to Mrs. Gittit Guberman, a member of the board of directors of the Company and the audit committee of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

6.	TO VOTE ON THE PROPOSAL TO APPROVE for the sake of good order the re-pricing of options to purchase Ordinary Shares, previously granted to Mr. Yaron Adler, the Company’s President and a member of the board of directors of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

        In addition, the shareholders will discuss any other business as may properly come before the Meeting or any adjournment thereof.

Shareholders Entitled to Vote

         Only shareholders of record at the close of business on June 9, 2008 (the “Record Date”), will be entitled to participate and vote at the Meeting.

Proxies

        Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope, such that the proxy card is received by the Company’s transfer agent prior to the Meeting and in any event not later than the close of business on July 16, 2008, or by presenting the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on July 16, 2008, or by voting in person at the Meeting. If you attend the Meeting, you may vote in person, whether or not you have already executed and returned your proxy card.

        Please review the accompanying proxy statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have any questions, please feel free to call Mr. Yacov Kaufman, the Company’s Chief Financial Officer, at +011-972-3-7696100.

        YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE ORDINARY SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE. THE BOARD OF DIRECTORS (OTHER THAN MS. TAMAR GOTTLIEB, THE CHAIRPERSON OF THE BOARD OF DIRECTORS) RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 1 SUBMITTED TO SHAREHOLDERS VOTE. THE BOARD OF DIRECTORS IS NOT MAKING ANY RECOMMENDATION TO THE SHAREHOLDERS WITH RESPECT TO PROPOSALS 2 THROUGH 6 AS SUCH PROPOSALS PRESENT BENEFITS TO MEMBERS OF THE BOARD.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: June 10, 2008

PROXY STATEMENT
IncrediMail Ltd.
4 HaNechoshet Street
Tel Aviv 69710
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held on July 17, 2008

        This proxy statement is being solicited by our board of directors for use at our extraordinary general meeting of shareholders to be held on July 17, 2008, at 15:00 PM (Israel time), or at any adjournment thereof (the “Meeting”). The record date for determining our shareholders that are entitled to participate and vote at the Meeting is June 9, 2008. On that date, we had outstanding and entitled to vote 9,475,943 ordinary shares, nominal value NIS 0.01 each (the “Ordinary Shares”).

        Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the Ordinary Shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders . We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment (provided that certain matters, the approval of which is subject under Israeli law to a special majority of shareholders that do not have a personal interest in such matter, shall not be so presented).

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation no later than the close of business on July 16, 2008, (ii) voting in person at the Meeting or attending the Meeting in person and instructing the chairperson to revoke the proxy or (iii) executing and delivering to the Company’s transfer agent a later-dated proxy no later than the close of business on July 16, 2008.

        Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholder present and in such event the required quorum shall consist of any number of shares held by shareholders present in person or by proxy.

        Proxies are being mailed to shareholders on or about June 11, 2008 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom (except the Company’s agents) will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

        This proxy statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the “SEC”). We encourage you to read the entire proxy statement carefully.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of May 31, 2008, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company’s outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all directors and officers as a group. The percentages below are based on 9,475,943 Ordinary Shares outstanding as of May 31, 2008:

	Shares Beneficially Owned
	Number	Percent

5% Shareholders
Ofer Adler	1,662,447	17.5%

Yaron Adler	1,360,933	14.4%

Longview Fund L.P.	1,272,694	13.5%

Directors and officers as a group (11 persons, including
Messrs. Ofer Adler and Yaron Adler) (1)	3,536,816	36.1%

(1)	Includes 320,400 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days after the date of this proxy statement.

MARKET PRICE DATA

        The following table shows, for the periods indicated, the highest and lowest closing sale prices of our Ordinary Shares as reported on the Nasdaq Capital Market or the Nasdaq Global Market, as applicable and the Tel Aviv Stock Exchange (as of November 22, 2007):

	Nasdaq Capital Market or Nasdaq Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)

2007
First Quarter	8.24	6.50
Second Quarter	8.50	7.22
Third Quarter	9.99	6.72
Fourth Quarter	9.15	4.94	25.50	19.57
2008
First Quarter	5.17	2.92	20.39	10.12
Most recent six months
December 2007	5.97	4.94	25.50	19.57
January 2008	5.17	3.21	20.39	12.14
February 2008	3.68	2.92	13.23	10.73
March 2008	3.23	2.97	11.42	10.12
April 2008	4.30	3.37	13.29	10.68
May 2008	4.16	3.14	14.25	10.56

        The closing prices of our Ordinary Shares, as reported on the Nasdaq Global Market on June 9, 2008 and on the Tel Aviv Stock Exchange on June 5, 2008, which are the last full trading days before printing of this proxy statement, were $3.11 and NIS 10.80 (equal to $3.19 based on the Bank of Israel representative exchange rate as of such date), respectively.

PROPOSAL 1

APPROVAL OF THE GRANT OF OPTIONS TO MS. TAMAR GOTTLIEB, CHAIRPERSON OF THE
BOARD OF DIRECTORS

        The Company’s shareholders will be requested at the Meeting to approve the grant of options to purchase 10,000 Ordinary Shares to Ms. Tamar Gottlieb, the Chairperson of the board of directors of the Company, with the following terms: (a) each option shall be exercisable for one Ordinary Share at an exercise price equal to the higher of the closing prices of the Company’s Ordinary Shares, as reported by the Nasdaq Capital Market or the Tel Aviv Stock Exchange, on the date of the Meeting; and (b) the options shall vest in four equal portions on each of the first four anniversaries of the grant. Any and all other terms and conditions pertaining to the grant of options shall be in accordance with, and subject to, the 2003 Israeli Share Option Plan adopted by the Company in 2003 and the Company’s standard Option Agreement that shall be executed by Mrs. Gottlieb and by the Company after the Meeting.

        Under the Israeli Companies Law, the terms of service of directors must be approved by the audit committee, board of directors and shareholders of a company, in that order, provided that they are not adverse to the interests of the company.

        The audit committee and the board of directors of the Company have approved the grant of options to Ms. Tamar Gottlieb in accordance with the terms described above.

        Ms. Tamar Gottlieb, who has a personal interest in proposal (1), did not participate in the discussions held by the board of directors of the Company regarding the approval of the grant of options to her. Ms. Gottlieb is not a member of the Company’s audit committee.

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, that the grant to Ms. Tamar Gottlieb, the Chairperson of the board of directors of the Company, of options to purchase 10,000 Ordinary Shares, on terms that were presented to the shareholders, is hereby approved and authorized.”

        The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

        Our board of directors recommends a vote FOR the approval of the proposed grant of options to Ms. Tamar Gottlieb as described above.

PROPOSAL 2

APPROVAL OF THE RE-PRICING OF OPTIONS PREVIOUSLY GRANTED TO MR. OFER ADLER,
A DIRECTOR OF THE COMPANY

        The Company’s shareholders will be requested at the Meeting to approve the re-pricing of options to purchase Ordinary Shares previously granted to Mr. Ofer Adler, the Company’s Chief Executive Officer and a member of the board of directors of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

        The table below sets forth the number of Ordinary Shares underlying options which are currently held by Mr. Ofer Adler, and their respective exercise prices:

Number of Ordinary Shares Underlying Option	Exercise price

50,000	$ 5.21

        Under the Israeli Companies Law, the terms of service of directors must be approved by the audit committee, board of directors and shareholders of a company, in that order, provided that they are not adverse to the interests of the company.

        The audit committee and the board of directors of the Company resolved to approve the re-pricing of options to purchase Ordinary Shares previously granted to Mr. Ofer Adler in the manner described above.

        Mr. Ofer Adler, who has a personal interest in proposal (2), did not participate in the discussions held by the board of directors of the Company regarding the re-pricing of options to purchase Ordinary Share which are held by him. Mr. Adler is not a member of the Company’s audit committee.

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the re-pricing of options to purchase Ordinary Shares previously granted to Mr. Ofer Adler, the Company’s Chief Executive Officer and a member of the board of directors of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.”

        The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

PROPOSAL 3

APPROVAL OF THE RE-PRICING OF OPTIONS PREVIOUSLY GRANTED TO MR. YAIR M. ZADIK,
A DIRECTOR OF THE COMPANY

        The Company’s shareholders will be requested at the Meeting to approve the re-pricing of options to purchase Ordinary Shares previously granted to Mr. Yair M. Zadik, a member of the board of directors of the Company and the audit committee of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

        The table below sets forth the number of Ordinary Shares underlying options which are currently held by Mr. Yair M. Zadik, and their respective exercise prices:

Number of Ordinary Shares Underlying Option	Exercise price

60,000	$7.86
10,000	$5.21

        Under the Israeli Companies Law, the terms of service of directors must be approved by the audit committee, board of directors and shareholders of a company, in that order, provided that they are not adverse to the interests of the company.

        The audit committee and the board of directors of the Company resolved to approve the re-pricing of options to purchase Ordinary Shares previously granted to Mr. Yair M. Zadik in the manner described above.

        Mr. Yair M. Zadik, who has a personal interest in proposal (3) and is a member of the audit committee, did not participate in the discussions held by the audit committee and by the board of directors of the Company regarding the re-pricing of options to purchase Ordinary Share which are held by him.

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the re-pricing of options to purchase Ordinary Shares previously granted to Mr. Yair M. Zadik, a member of the board of directors of the Company and the audit committee of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.”

        The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

PROPOSAL 4

APPROVAL OF THE RE-PRICING OF OPTIONS PREVIOUSLY GRANTED TO MS. TAMAR
GOTTLIEB, THE CHAIRPESON OF THE BOARD OF DIRECTORS OF THE COMPANY

        The Company’s shareholders will be requested at the Meeting to approve the re-pricing of options to purchase Ordinary Shares previously granted to Ms. Tamar Gottlieb, the Chairperson of the board of directors of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

        The table below sets forth the number of Ordinary Shares underlying options which are currently held by Ms. Tamar Gottlieb, and their respective exercise prices:

Number of Ordinary Shares Underlying Option	Exercise price

60,000	$ 7.86
10,000	$ 5.21

        Under the Israeli Companies Law, the terms of service of directors must be approved by the audit committee, board of directors and shareholders of a company, in that order, provided that they are not adverse to the interests of the company.

        The audit committee and the board of directors of the Company resolved to approve the re-pricing of options to purchase Ordinary Shares previously granted to Ms. Tamar Gottlieb in the manner described above.

        Ms. Tamar Gottlieb, who has a personal interest in proposal (4), did not participate in the discussions held by the board of directors of the Company regarding the re-pricing of options to purchase Ordinary Share which are held by her. Ms. Gottlieb is not a member of the Company’s audit committee.

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the re-pricing of options to purchase Ordinary Shares previously granted to Ms. Tamar Gottlieb, the Chairperson of the board of directors of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.”

        The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

PROPOSAL 5

APPROVAL OF THE RE-PRICING OF OPTIONS PREVIOUSLY GRANTED TO MRS. GITTIT
GUBERMAN, A DIRECTOR OF THE COMPANY

        The Company’s shareholders will be requested at the Meeting to approve the re-pricing of options to purchase Ordinary Shares previously granted to Mrs. Gittit Guberman, a member of the board of directors of the Company and , such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

        The table below sets forth the number of Ordinary Shares underlying options which are currently held by Mrs. Gittit Guberman, and their respective exercise prices:

Number of Ordinary Shares Underlying Option	Exercise price

22,800	$1.72
60,000	$7.86
10,000	$5.21

        Under the Israeli Companies Law, the terms of service of directors must be approved by the audit committee, board of directors and shareholders of a company, in that order, provided that they are not adverse to the interests of the company.

        The audit committee and the board of directors of the Company resolved to approve the re-pricing of options to purchase Ordinary Shares previously granted to Mrs. Gittit Guberman in the manner described above.

        Mrs. Gittit Guberman, who has a personal interest in proposal (5) and is a member of the audit committee, did not participate in the discussions held by the audit committee and by the board of directors of the Company regarding the re-pricing of options to purchase Ordinary Share which are held by her.

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the re-pricing of options to purchase Ordinary Shares previously granted to Mrs. Gittit Guberman, a member of the board of directors of the Company and the audit committee of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.”

        The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

PROPOSAL 6

APPROVAL OF THE RE-PRICING OF OPTIONS PREVIOUSLY GRANTED TO MR. YARON ADLER,
A DIRECTOR OF THE COMPANY

        On April 9, 2008, the shareholders of the Company approved an amendment to the terms of service of Mr. Yaron Adler, the Company’s President and a member of the board of directors of the Company. The approved amendment provides that if the Company re-prices downwards the exercise price of options granted by it to its executive officers, the Company shall re-price downwards the exercise price of the options to purchase 50,000 Ordinary Shares granted previously to Mr. Adler, to the same new exercise price of the options held by the relevant executive officers.

        On February 21st, 2008, the board of directors of the Company approved a re-pricing of options to purchase Ordinary Shares previously granted to executive officers of the Company, such that the exercise price of any option previously granted to executive officers of the Company that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

        Solely for the sake of good order, the Company’s shareholders will be requested at the Meeting to approve the re-pricing of options to purchase 50,000 Ordinary Shares previously granted to Mr. Yaron Adler, such that the exercise price of such previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

        The table below sets forth the number of Ordinary Shares underlying options which are currently held by Mr. Yaron Adler, and their respective exercise prices:

Number of Ordinary Shares Underlying Option	Exercise price

50,000	$5.21

        Under the Israeli Companies Law, the terms of service of directors must be approved by the audit committee, board of directors and shareholders of a company, in that order, provided that they are not adverse to the interests of the company.

        The audit committee and the board of directors of the Company resolved to approve the re-pricing of options to purchase Ordinary Shares previously granted to Mr. Yaron Adler in the manner described above.

        Mr. Yaron Adler, who has a personal interest in proposal (6), did not participate in the discussions held by the board of directors of the Company regarding the re-pricing of options to purchase Ordinary Share which are held by him. Mr. Adler is not a member of the Company’s audit committee.

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the re-pricing of options to purchase Ordinary Shares previously granted to Mr. Yaron Adler, the Company’s President and a member of the board of directors of the Company, such that the exercise price of such previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.”

        The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

OTHER BUSINESS

        The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment (provided that certain matters, the approval of which is subject under Israeli law to a special majority of shareholders that do not have a personal interest in such matter, shall not be so presented).

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the ordinary shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this proxy statement.

Where to Find More Information

        You may read any reports, statements or other information that the Company files with or furnishes to the SEC at the SEC’s public reference room at the following location:

Public Reference Room
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

        The documents set forth below, as well as reports furnished by the Company to the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition:

—	Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 12, 2008; and
—	Reports of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC on the following dates:
š	January 11, 2008
š	January 22, 2008
š	January 23, 2008
š	February 5, 2008
š	March 5, 2008
š	April 1, 2008
š	April 10, 2008

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 10, 2008. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 10, 2008, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the Meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. If no specification is made, the Ordinary Shares represented by the proxy will be voted in FAVOR of each of the proposals described in this proxy statement.

By Order of the Board of Directors Tamar Gottlieb, Chairperson of the Board of Directors Date: June 10, 2008